Exhibit 12

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

BEMIS COMPANY, INC.

(in millions of dollars except ratio data)

(unaudited)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016

EARNINGS:
Pretax income from continuing operations	$258.6	$241.2	$289.7	$363.7	$363.9	$159.5
Fixed charges	82.7	76.8	74.2	66.2	56.7	32.0
Less: Capitalized interest	(0.1)	(0.1)	(0.3)	(0.2)	(0.4)	(0.3)
Losses (gains) recognized in pre-tax income for less than 50% owned persons	(2.5)	(2.6)	(3.1)	(1.7)	(1.9)	(0.9)
Distributed income of equity investees	4.3	4.4	3.4	—	1.7	—
Capitalized interest amortization	0.7	0.7	1.0	0.7	0.7	0.3
TOTAL EARNINGS	$343.7	$320.4	$364.9	$428.7	$420.7	$190.6

FIXED CHARGES:
Interest expense:
Consolidated interest expense	$76.7	$70.9	$68.2	$60.8	$51.7	$29.4
Capitalized interest	0.1	0.1	0.3	0.2	0.4	0.3
Total interest expense	76.8	71.0	68.5	61.0	52.1	29.7
Interest inherent in rent expense	5.9	5.8	5.7	5.2	4.6	2.3
TOTAL FIXED CHARGES	$82.7	$76.8	$74.2	$66.2	$56.7	$32.0

RATIO OF EARNINGS TO FIXED CHARGES	4.2	4.2	4.9	6.5	7.4	6.0

Interest inherent in rent expense is an amount representative of the interest factor in rentals (for this purpose, the interest factor is assumed to be one-third of rental expense).  Interest associated with uncertain tax liabilities has been excluded from fixed charges as the benefits (generally reflecting statute of limitations lapses) would reduce fixed charges.